Exhibit 99.1

TRICOM ANNOUNCES THIRD QUARTER RESULTS

(Santo Domingo, Dominican Republic, November 23, 2004) Tricom, S.A. (OTC Pink Sheets: TRICY) today announced consolidated unaudited financial results for the third quarter and first nine months of 2004. The Company’s third quarter financial results reflect increased subscriber growth in its core domestic businesses as well as improved macroeconomic activity including the positive impact of the appreciation of the value of the Dominican peso with respect to the U.S. dollar. At September 30, 2004, the value of the Peso with respect to the Dollar appreciated by close to 30 percent versus its value at June 30, 2004. Notwithstanding recent improvements in the value of the Dominican Peso, financial results for the first nine months of the year were adversely impacted by currency devaluation affecting the translation of Dominican peso generated revenues into U.S. dollars.

“We are pleased to report the first year-over-year quarterly revenue growth the Company has experienced in two years,” said Carl Carlson, Chief Executive Officer. “During the third quarter, we experienced some improvement in the Dominican economy, which positively impacted our results. The real accomplishments, though, are evident in our operational results as we experienced strong line sales and mobile subscriber additions, improved customer retention and decreased churn, continued capital expenditure optimization and improved liquidity,” added Carlson.

Operating revenues increased by 5.3 percent to $49.2 million for the 2004 third quarter, primarily driven by domestic telephony and mobile services and offset by lower long distance revenues. For the first nine months of 2004, operating revenues from continuing operations totaled $133.5 million, an 11.6 percent decrease from the same period in 2003.

Long distance revenues decreased by 22.4 percent to $17.3 million during the 2004 third quarter, and by 19.8 percent to $54.7 million during the first nine months of the year, primarily due to lower international long distance traffic derived from the Company’s U.S.-based wholesale and retail operations, coupled with lower average termination rates to the Dominican Republic. Long distance revenue growth was also adversely impacted by the effects of currency devaluation on outbound international and domestic long distance revenues generated by the Company’s retail call centers and prepaid cards, offset in part by higher prepaid cards sales in the Dominican Republic.

Domestic telephony revenues totaled $18.2 million in the 2004 third quarter, a 34.9 percent increase from the 2003 third quarter, primarily as a result of increased sales and better pricing, together with the positive impact of the appreciation of the average value of the Dominican peso during the third quarter. For the first nine months, domestic telephony revenues decreased 5.4 percent to $43.8 million, principally due to currency devaluation, impacting the conversion of peso-denominated domestic telephony revenues. At September 30, 2004, the Company had approximately 153,000 lines in service, a 14.6 percent decrease from lines in service at September 30, 2003. The reduction of lines in service reflects a program to reduce low-use customers, implemented during the fourth quarter of 2003. New line sales totaled approximately 34,000 during the first nine months of 2004 compared to 25,000 during the first nine months of 2003. Net line additions totaled approximately 11,000 during the first nine months of 2004 compared to a net decline in lines of approximately 15,000 lines during the same period in 2003.

Mobile revenues increased by 33.2 percent to $8.8 million in the 2004 third quarter from revenues for the 2003 third quarter, primarily driven by higher airtime minutes, despite a lower average mobile subscriber base, coupled with the positive impact of the appreciation of the average value of the Dominican peso during the 2004 third quarter. For the first nine months of the year, mobile revenues decreased by 1.1 percent to $22.3 million from mobile revenues in 2003, mainly due to the devaluation of the Dominican peso. Mobile subscribers at September 30, 2004 decreased by 18.9 percent, totaling approximately 333,000. The decrease in mobile subscribers is, primarily due to Company-driven disconnections of approximately 200,000 “incoming-call” only subscribers during the 2004 first quarter. During the first nine months of the year, the Company has added approximately 219,000 gross mobile subscribers, and approximately 99,000 net mobile subscribers, excluding the Company-driven disconnections.

Cable revenues increased by 11.6 percent to $3.4 million for the 2004 third quarter and decreased by 14.4 percent to $9.1 million for the first nine months of the year from the 2003 periods. The increase in cable revenues during the 2004 third quarter is primarily attributed to higher monthly cable service fees together with the positive impact of the appreciation of the average value of the Dominican peso. The decline in cable revenues during the first nine months of the year is mainly due to currency devaluation, coupled with a lower average cable subscriber base. At September 30, 2004, cable subscribers totaled approximately 59,000, a 17.6 percent decrease from cable subscribers at September 30, 2003. The decline in cable subscribers is primarily attributable to a weak economic environment. In an effort to reduce churn and increase customer satisfaction, the Company instituted a number of customer care and retention programs during the first nine months of the year. As a result, the Company’s average monthly churn rate for cable television services declined to 1.7 percent during the 2004 third quarter compared to 4.0 percent during the 2003 third quarter. During the first nine months, the Company’s average monthly churn rate for cable television services declined to 1.8 percent from 4.2 during the same period in 2003.

Data and Internet revenues increased by 24.9 percent to $1.4 million for the 2004 third quarter, and by 5.6 percent to $3.6 million for the first nine months of the year, compared to the same periods during 2003. The increase in data and Internet revenues is mainly due to the growth of the Company’s data and Internet subscriber base. At September 30, 2004, data and Internet access accounts totaled approximately 15,000, representing a 43.5 percent increase from data and Internet subscribers at September 30, 2003. Broadband Internet service subscribers, excluding cable modem service subscribers, grew by approximately 126 percent year-over-year.

Consolidated operating costs and expenses increased by 20.1 percent to $62.5 million in the 2004 third quarter, and increased by 3.6 percent to $168.8 million during the first nine months of 2004, compared to the same periods during 2003. The increase in consolidated operating costs and expenses primarily resulted from higher cost of sales and services, increased non-cash depreciation and amortization charges, and, during the third quarter, increased selling, general and administrative (SG&A) expenses. Consolidated operating costs and expenses for the first nine months of 2004 also reflect legal and advisory expenses related to the Company’s financial restructuring efforts.

Cost of sales and services increased by 24.6 percent to $24.2 million during the 2004 third quarter, and by 5.0 percent to $67.3 million during the first nine months of the year, primarily due to higher transport and access charges despite lower volumes of international long distance traffic as a result of higher domestic interconnection rates, offset by lower cable programming fees. Interconnection rates in the Dominican Republic are established in Dominican peso but subject to change semiannually based on the U.S. dollar exchange rate variation.

SG&A expenses increased by 6.1 percent to $15.2 million in the 2004 third quarter, due to higher building occupancy costs, primarily from public utilities and maintenance expenses, and severance payments. SG&A expenses decreased 13.5 percent from the first nine months of 2003 to $37.8 million during the first nine months of 2004. The decrease in SG&A expenses in the first nine months of 2004 resulted primarily from expense reduction efforts, as well as lower Dominican peso-denominated expenses resulting from currency devaluation. Depreciation and amortization expenses increased by 15.1 percent to $20.9 million during the 2004 third quarter, and by 3.4 percent to $57.1 million during the first nine months of the year. The increase in non-cash depreciation and amortization charges is due to a shorter estimated life of the Company’s depreciable asset base following its 2003 year-end asset impairment analysis.

Interest expense totaled approximately $15.0 million during the 2004 third quarter and $44.4 million during the first nine months, compared to $15.2 million and $46.9 million respectively in the 2003 periods. The Company suspended principal and interest payments on its unsecured debt obligations and principal payments on its secured indebtedness beginning in October 2003. The Company recorded $4.0 million in foreign currency exchange losses during the 2004 third quarter attributed to the impact of the appreciation of the average value of the Dominican peso on the Company’s peso-denominated liabilities. Foreign currency exchange losses during the first nine months of the year totaled $2.1 million.

In 2003, the Company recognized losses from discontinued operations in Central America totaling $2.0 million for the third quarter and $5.9 million during the first nine months.

Net loss totaled $27.4 million, or $0.42 per share for the 2004 third quarter, compared to a net loss of $21.3 million, or $0.33 per share during 2003 third quarter. Net loss from for the first nine months of 2004 totaled $77.0 million, or $1.19 per share compared to a net loss of $62.8 million, or $0.97 per share during the year-ago period.

Total debt, including capital leases and commercial paper, amounted to $452.7 million at September 30, 2004, compared to $449.3 million at December 31, 2003. Total debt included $200 million principal amount of 11-3/8 percent Senior Notes due in September 2004, approximately $35.8 million of secured debt and approximately $216.9 million of unsecured bank and other debt.

At September 30, 2004, the Company had approximately $17.9 million of cash on hand. For the nine months ended September 30, 2004 the Company’s net cash provided by operating activities totaled approximately $16.2 million compared to net cash provided by operating activities of $9.9 million for the year-ago period.

Capital expenditures decreased by 71.8 percent to $3.6 million during the 2004 third quarter from $12.8 million during the 2003 third quarter, and decreased by 49.7 percent to $5.9 million during the first nine months from $11.8 million during the first nine months of 2003.

In light of its current market conditions, its ongoing funding needs, and inability to service its debt, the Company has taken steps to conserve cash and focus its efforts and resources on its core businesses, including the aforementioned moratorium of capital and interest payments to lenders, the appointment of Chief Restructuring Officer in December 2003, the reduction capital expenditures, as well as the divestment of its non-strategic Central American trunking assets.

As previously announced, due to the failure to pay interest on its indebtedness, the Company has defaulted with respect to outstanding indebtedness of approximately $400 million in principal amount, as of September 30, 2004. The Company has engaged in discussions with the holders of its indebtedness, which includes an ad hoc committee of holders of its 11-3/8 percent Senior Notes due 2004, regarding an agreement on a consensual financial restructuring of its balance sheet. Although there is no assurance that such an agreement will occur, the Company is optimistic that these negotiations will lead to a consensual agreement in the near term. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the treatment of the Company’s existing secured and unsecured lenders, as well as the interest of its existing shareholders, are uncertain at this time. Accordingly, investors in the Company’s debt and equity securities may be substantially diluted or lose all or substantially all of their investment in the Company’s securities.

KPMG Dominican Republic, Tricom’s independent auditor, advised the Board of Directors on October 28, 2004 that KPMG LLP (United States) has decided to hold their consent for the filing of Tricom’s Form 20-F for the year ended December 31, 2003, pending further clarification of the purchase, in December 2002, of 21,212,121 shares of Tricom’s Class A common stock by a group of investors for an aggregate purchase price of approximately US$70 million, with funds loaned to the investors by a bank formerly affiliated with GFN Corp., Tricom’s largest shareholder, and related transactions. Tricom’s Board of Directors has authorized an independent review and evaluation of the above-mentioned transaction. There cannot be any assurance as to the findings of the investigation or the effects of these findings on the Company’s financial results reported for previous periods.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Five tables to follow)

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	3Q’03	2Q’04	3Q’04	Sequential % Chng.	Y-o-Y% Chng.

Economic Statistics (1):
Increase in C.P.I. (12 month aggregate)	33.1%	60.35%	47.89%	-20.6%	44.5%
Increase in C.P.I year-to-date	26.5%	31.09%	31.11%	0.1%	17.5%
Exchange rate (at period end)	$33.21	47.44	33.25	-29.9%	0.1%
Avg. period exchange rate	$34.06	47.31	41.88	-11.5%	23.0%

Selected Financial Data:
Capital Expenditures, including capital leases	$12,752,648	1,582,743	3,599,230	127.4%	-71.8%
Total employees (at period end)	1,489	1,386	1,405	1.4%	-5.6%

Selected Operating Data:
Lines in service (at period end)	179,124	151,245	153,060	1.2%	-14.6%
Avg. revenue per line in service	$37.86	30.17	38.60	27.9%	2.0%
Avg. monthly churn rate	1.6%	1.7%	1.7%

Cellular & PCS subscribers (at period end)	410,918	312,541	333,173	6.6%	-18.9%
Minutes of use (in 000s)	59,688	75,272	80,536	7.0%	34.9%
Avg. revenue per user (blended)	$8.45	8.20	9.18	12.0%	8.6%
Avg. monthly churn rate	4.6%	4.8%	5.5%

Cable subscribers (at period end)	71,081	58,469	58,546	0.1%	-17.6%
Avg. revenue per cable subscriber	$18.47	12.34	13.66	10.7%	-26.0%
Avg. monthly churn rate	4.0%	2.1%	1.7%

Data/Internet subscribers (at period end)	10,611	15,188	15,229	0.3%	43.5%
Paging subscribers	9,457	3,580	3,162	-11.7%	-66.6%

Long distance minutes (in 000s) (2)	301,358	250,174	222,775	-11.0%	-26.1%

Footnote:

(1) Source: Dominican Republic Central Bank; TRICOM, S.A.

(2) Includes inbound, outbound and domestic long distance minutes.

CPI = Consumer Price Index

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31,	September 30,
	2003	2004
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash on hand and in banks	$2,415,498	$17,906,007

Accounts receivable:
Customers	16,337,166	19,412,509
Carriers	6,855,369	6,977,583
Others	756,085	3,784,525
	23,948,620	30,174,617
Allowance for doubtful accounts	(5,152,025)	(6,135,877)
Accounts receivable, net	18,796,595	24,038,740

Assets held for sale	10,661,300	—

Inventories, net of allowances	1,537,725	1,379,282

Prepaid expenses	106,934	3,461,769
Deferred income taxes	1,368,172	1,368,172
Total current assets	34,886,224	48,153,970

Mortgage investments	630,165	921,424

Property and equipment, net	396,372,585	343,460,053
Intangible assets	2,664,641	2,664,641
Other assets at cost, net of amortization	4,291,369	3,999,263

	$438,844,984	$399,199,351

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31,	September 30,
	2003	2004
	(Unaudited)	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities
Notes payable:
Borrowed funds	$48,603,346	$46,743,305
Commercial paper	59,136,013	59,173,098
Current portion of long-term debt	326,988,922	332,248,480
	434,728,281	438,164,883

Current portion of capital leases	14,531,321	14,531,321

Accounts payable:
Carriers	12,784,288	9,111,634
Suppliers	10,165,474	7,798,573
Others	4,064,908	3,338,498
	27,014,670	20,248,705

Other liabilities	8,550,274	8,686,652
Interest payable	32,981,235	72,616,534
Deferred income tax	329,092	329,092
Accrued expenses	13,224,636	14,191,299
Total current liabilities	531,359,509	568,768,486

Reserve for severance indemnities	124,881	81,196
Deferred income tax	853,916	853,916
Total liabilities	532,338,306	569,703,598

Stockholders’ equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2003 and September 30, 2004	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2003 and September 30, 2004; 19,144,544 issued at December 31, 2003 and September 30, 2004	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(404,512,893)	(481,523,818)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)
Stockholders equity, net	(93,493,322)	(170,504,247)

	$438,844,984	$399,199,351

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004
	(Restated)	(Unaudited)	(Restated)	(Unaudited)
Operating revenues:
Long distance	$22,311,462	$17,308,579	$68,143,034	$54,659,653
Domestic telephony	13,527,381	18,248,759	46,226,742	43,750,695
Mobile	6,622,876	8,818,530	22,572,165	22,315,444
Cable	3,051,894	3,405,954	10,580,026	9,058,553
Data and Internet	1,091,891	1,363,679	3,423,528	3,616,085
Other	117,265	53,802	125,186	90,308
Total operating revenues	46,722,769	49,199,303	151,070,681	133,490,738

Operating costs and expenses:
Cost of sales and services	19,457,026	24,244,555	64,122,064	67,340,678
Selling, general and administrative expenses	14,346,287	15,225,071	43,670,221	37,760,922
Depreciation and amortization	18,182,028	20,931,326	55,252,933	57,133,173
Special items and non-recurring charges	—	2,057,000	—	6,604,000
Total operating costs and expenses	51,985,341	62,457,952	163,045,218	168,838,773

Operating income	(5,262,572)	(13,258,649)	(11,974,537)	(35,348,035)

Other income (expenses):
Interest expense	(15,172,473)	(14,965,047)	(46,940,228)	(44,396,785)
Interest income	561,598	15,480	1,315,607	49,063
Foreign currency exchange gain (loss)	1,228,770	(3,993,160)	2,602,673	(2,120,034)
Other, net	(29,457)	4,920,785	119,566	5,004,866
Other expenses, net	(13,411,562)	(14,021,942)	(42,902,382)	(41,462,890)

Loss from continuing operations before income taxes	(18,674,134)	(27,280,591)	(54,876,919)	(76,810,925)

Income taxes, net	(651,228)	(80,000)	(1,997,811)	(200,000)

Loss from continuing operations, net	(19,325,362)	(27,360,591)	(56,874,730)	(77,010,925)

Loss from discontinued operations, net	(2,023,412)	—	(5,905,122)	—

Net loss	$(21,348,774)	(27,360,591)	$(62,779,852)	(77,010,925)
Loss per common share:
Loss from continuing operations	$(0.30)	$(0.42)	$(0.88)	$(1.19)
Loss from discontinued operations	(0.03)	—	(0.09)	—
Loss per common share	$(0.33)	$(0.42)	$(0.97)	$(1.19)

Average number of common shares used in calculation	64,602,585	64,602,585	64,602,585	64,602,585

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

(In US$)

	Nine Months Ended September 30,
	2003	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(61,877,370)	$(77,010,925)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	55,307,933	56,959,956
Allowance for doubtful accounts	2,326,013	1,373,352
Amortizations	3,009,716	173,218
Effect of exchange rate in debt	—	(2,099,233)
Expense for severance indemnities	375,830	743,708
Net changes in assets and liabilities:
Accounts receivable	(3,934,205)	(6,615,498)
Assets held for sale	—	10,661,300
Inventories	2,793,268	2,058,913
Prepaid expenses	4,764,096	(3,354,835)
Other assets	103,552	118,889
Accounts payable	(594,437)	(6,765,965)
Other liabilities	(3,685,836)	136,378
Accrued expenses	12,630,169	966,663
Interest payable	—	39,635,299
Reserve for severance indemnities	(842,929)	(787,393)
Total adjustments	72,253,170	93,204,752
Net cash provided by (used in) operating activities	$10,375,800	$16,193,827

Cash flows from investing activities:
Acquisition of investments	$10,843,523	$(291,259)
Acquisition of property and equipment	(11,823,174)	(5,947,894)
Net cash used in investing activities	(979,651)	(6,239,153)

Cash flows from financing activities:
Borrowed (paid) funds	(19,278,480)	(1,612,256)
Proceeds from issuance of commercial paper	8,396,922	917,576
Payments of commercial paper
Payments of long-term debt	(2,230,028)	6,230,515
Net cash provided by financing activities	(13,111,586)	5,535,835

Net increase in cash and cash equivalents	(3,715,437)	15,490,509

Cash and cash equivalents at beginning of the period	6,080,303	2,415,498

Cash and cash equivalents at end of period	$2,364,866	$17,906,007

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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